Financial and Operating Highlights

		Three months ended March 31,
		2006	2005	% Change
Financial ($000s, except share amounts)
Total revenues, net of royalties		3,709	3,037	22
Funds from operations(1)		2,019	1,555	30
Per share – basic and diluted ($)		0.14	0.11	27
Net income (loss)		(65)	108	(160)
Per share – basic and diluted ($)		(-)	0.01	(100)
Capital expenditures, net		4,361	9,883	(56)
Working capital		22,116	26,437	(16)
Total assets		62,911	62,412	1
Shareholders’ equity		51,668	47,343	9
Shares outstanding (000s)		14,496	14,418	1
Weighted average shares outstanding (000s)
Basic		14,496	14,418	1
Diluted		14,496	14,486	-
Operational
Sales volumes
Natural gas	mcf/d	5,950	5,355	11
Oil and natural gas liquids	bbl/d	32	36	(12)
Combined (6:1)(2)	boe/d	1,024	929	10
Average sales prices
Natural gas	$/mcf	7.15	6.50	10
Oil and natural gas liquids	$/bbl	56.45	43.70	29
Combined	$/boe	43.34	39.20	11

(1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

(2)

Barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil equivalent.

First Quarter Highlights

•

Funds from operations increased 27% year-over-year

•

Tied in and brought on-stream 5 wells drilled in 2005

•

New production from these 5 wells estimated to be approximately 276 boe/d

•

Acquired an additional 5,200 acres of undeveloped land in our core areas in N.E. British Columbia and Southern Alberta

•

Closed a third party acquisition of 640 net acres of land, a strategic pipeline infrastructure and gas compression facilities in the Granlea area of Southern Alberta

•

Continued the process of evaluating our Arctic landholdings

Report to Shareholders

Net loss for the three months ended March 31, 2006 was $65,000 ($NIL per share) on revenues of $3.7 million, compared to net income of $108,000 ($0.01 per share) on revenues of $3.0 million for the first quarter last year.

Funds from operations increased by 27% to $2.0 million ($0.14/share) from $1.6 million ($0.11/share), when comparing the first quarter of 2006 versus 2005, driven mainly by higher production volumes and higher commodity prices.

Production

In the Yukon, the Kotaneelee L-38 well continues to produce with minimal decline and minimal water production.  Operational changes have restored the productivity of the Kotaneelee B-38 well; however similar efforts on the Kotaneelee I-48 well have been unsuccessful.

In northeast British Columbia, the Buick Creek d-60-C well, which commenced production in the second quarter of 2006, is performing above expectations at approximately 1 mmcf/d.  The Mike/Hazel a-19-L and a-81-H wells are on at approximately 425 mcf/d net to the Company.

In southern Alberta we acquired a shut-in gas well along with a small compressor station and a 4 mile pipeline that crosses our Granlea acreage.  Aside from being a recompletion candidate, it also provides us with very low-cost market access for any gas we might bring on in our Granlea/40 Mile Coulee area.

2006 Capital Budget

Our 2006 capital expenditure and operational program focuses on adding to shareholder value in a competitive and high cost environment.  We are employing the following tactics:

•

Continuing to grow our production and reserves with our 2006 capital expenditure budget of up to $25 million for:

o

drilling exploration and development wells;

o

acquiring additional undeveloped land inventory; and

o

acquiring additional proprietary and trade seismic;

•

Seeking additional opportunities in new or core areas via acquisition or merger

Arctic Islands

As previously disclosed in our 2005 Annual Report, we are undertaking a review of our position with respect to our Arctic Islands assets.  We are continuing to review all documentation in our possession on contractual rights, obligations and entitlements related to these assets.  We are continuing to seek to obtain from the operator the seismic and geological information to which we believe we are contractually entitled.  We have engaged our independent engineering consultant to perform a study of our Arctic assets which, when completed, may enable us to classify our Arctic Islands gas assets as “contingent resources” under Canadian and U.S. standards and regulations.  Contingent resources are defined under NI 51-101 as those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.

Petro-Canada Offer

On May 11, 2006, an announcement was made by Petro-Canada that they intend to make an unsolicited cash offer of US$7.50 per share for all of the outstanding shares of the Company.  The Company has retained CIBC World Markets Inc. as its financial advisor in connection with the proposed offer.

“John W.A. McDonald”

John W.A. McDonald

President and Chief Executive Officer

Management's Discussion and Analysis

Management’s Discussion and Analysis should be read in conjunction with our unaudited interim consolidated financial statements and selected notes for the three months ended March 31, 2006 and 2005 and our audited consolidated financial statements and related notes for the year ended December 31, 2005.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.  A reconciliation of Canadian GAAP to U.S. GAAP is included in note 8 to our interim consolidated financial statements.  Unless otherwise noted, all amounts are stated in Canadian dollars, and sales volumes, production volumes and reserves are before royalties. The calculation of barrels of oil equivalent (“boe”) is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (“6:1”) to estimate relative energy content.  This conversion should be used with caution, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

This Discussion and Analysis includes references to financial measures commonly used in the oil and gas industry, such as funds from operations (expressed before changes in non-cash working capital) and funds from operations per share (using the weighted average shares outstanding consistent with the calculation of net income (loss) per share).  These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures.  The non-GAAP measures used by us may not be comparable to similar measures presented by other companies.  We use these non-GAAP measures to evaluate the performance of the Company.  The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of our performance.

This management discussion and analysis is dated as at May 10, 2006.

Overview

	Three months ended March 31,
($000s, except share amounts)	2006	2005	% Change

Petroleum and natural gas sales	3,980	3,277	21
Royalties	(494)	(479)	3
Lease operating costs	(609)	(693)	(12)
Transportation	(309)	(172)	80
Operating netback	2,568	1,933	33
Interest and other income	223	238	(6)
General and administrative	(826)	(637)	30
Foreign exchange gains	56	21	167
Asset retirement expenditures	(2)	-	-
Funds from operations (1)	2,019	1,555	30
Depletion and depreciation	(1,916)	(1,066)	80
Asset retirement obligations accretion	(75)	(66)	14
Future income tax recovery (expense)	2	(170)	-
Asset retirement expenditures	2	-	-
Stock-based compensation	(97)	(145)	(33)
Net income (loss)	(65)	108	(160)

Funds from operations per share (1):
Basic ($)	0.14	0.11	27
Diluted ($)	0.14	0.11	27
Net income (loss) per share:
Basic ($)	(-)	0.01	(100)
Diluted ($)	(-)	0.01	(100)
Average number of shares outstanding (000s):
Basic	14,496	14,418	1
Diluted	14,496	14,486	-

(1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

	Three months ended March 31,
($000s)	2006	2005	% Change
Cash flow from operating activities (GAAP)	3,426	2,142	-
Change in non-cash working capital (GAAP)	(1,407)	(587)	-
Funds from operations (non-GAAP)	2,019	1,555	30

Funds from Operations and Net Earnings

Funds from operations for the three months ended March 31, 2006 increased 30% over the same period in 2005, mainly due to higher volumes and higher prices, both of which increased 10% year-over-year.

Funds from operations ($000s, except per share)	Three months ended March 31,
	2006	2005	% Change
Funds from operations	2,019	1,555	30
Per share:
Basic ($)	0.14	0.11	27
Diluted ($)	0.14	0.11	27

A net loss of $65,000 was incurred for the three month period ended March 31, 2006, compared to net income of $108,000 for the same period in 2005.  The decrease is largely due to higher depletion charges and increased general and administrative expenses.

Net income (loss) ($000s, except per share)	Three months ended March 31,
	2006	2005	% Change
Net income (loss)	(65)	108	(160)
Per share:
Basic ($)	(-)	0.01	(100)
Diluted ($)	(-)	0.01	(100)

Petroleum and natural gas sales

Sales volumes		Three months ended March 31,
		2006	2005	% Change
Natural gas
Working interest	mcf/d	5,587	4,883	14
Royalty interest	mcf/d	363	472	(23)
Total natural gas	mcf/d	5,950	5,355	11
Oil and natural gas liquids	bbls/d	32	36	(12)
Combined (6:1)	boe/d	1,024	929	10

Sales volumes, on a boe basis, increased 10 percent from the first quarter of 2005 to average 1,024 boe per day for the three months ended March 31, 2006.  The addition of Kotaneelee L-38 production in May 2005, combined with new production from recently drilled wells at Buick Creek and Mike/Hazel, more than offset the production declines from our existing wells.

Production declines at our Kotaneelee field have lessened somewhat, with production averaging 656 boe/d for the first quarter 2006, compared to 703 boe/d and 914 boe/d for the fourth and third quarters respectively, of last year.  Our average net natural gas sales from Kotaneelee during the first quarter of 2006 were 3.9 mmcf/d, or approximately 65% of our total natural gas sales, which compares to 70% of total natural gas sales during the fourth quarter of 2005 and 58% in the first quarter of last year.  This decreasing reliance on Kotaneelee is a result of new production brought on during the first quarter of 2006 at Buick Creek and Mike/Hazel.

The natural gas production increases were partially offset by decreased royalty interest volumes from our Town area in northeast British Columbia, due to natural production declines experienced after the early flush production rates at the newly drilled wells in the winter of 2004/2005.

On April 1, 2006, we brought our 100% interest Buick Creek d-60-C well on stream and the well is currently producing approximately 1.0 mmcf/d (166 boe/d).

Revenues ($000s)	Three months ended March 31,
	2006	2005	% Change
Natural gas
Working interest	3,595	2,874	25
Royalty interest	223	260	(14)
Total natural gas	3,818	3,134	22
Oil and natural gas liquids	162	143	13
Total	3,980	3,277	21

Our gross revenue from the sale of petroleum and natural gas in the first quarter of 2006 was up 21% over the first quarter last year due to a combination of higher volumes and higher commodity prices.  The higher revenues received from our working interest properties were slightly offset by lower revenues from our royalty interest in the Town property, a result of  expected production declines at the property.

Average Sales Prices		Three months ended March 31,
		2006	2005	% Change
Natural gas
Working interest	$/mcf	7.16	6.54	10
Royalty interest	$/mcf	6.82	6.12	11
Total natural gas	$/mcf	7.15	6.50	10
Oil and natural gas liquids	$/bbl	56.45	43.70	29
Combined (6:1)	$/boe	43.34	39.20	11

The overall average price we received from the sale of our oil and gas products in the first quarter of 2006 was up 11% over the average price we received in the first quarter last year.  Natural gas prices averaged $7.15 per mcf during the first quarter this year, coming off of the highs experienced in the fourth quarter of last year, where we averaged $11.33 per mcf, but still higher than the $6.50 per mcf averaged during the first quarter of 2005.

Our average price received for crude oil and natural gas liquids during the first quarter of 2006, $56.45 per barrel, was also off from the $74.45 average received during the fourth quarter of last year, but again was 29% higher than the first quarter last year.

Royalties

($000s)	Three months ended March 31,
	2006	2005	% Change
Crown royalties	378	372	2
Freehold and GORR	116	106	9
Total	494	479	3
As % of working interest revenues	13%	16%	(17)

Total royalties remained relatively unchanged from those reported in the first quarter last year to the first quarter this year.  As a percentage of working interest revenues, the 13% royalty rate recorded in the first quarter this year includes some prior period adjustments, without which the effective royalty rate would be 14%.  This is lower than the corresponding quarter last year due to Kotaneelee, which has a lower royalty rate than our other properties, making up a higher proportion of total revenues and royalties this year versus last year.

Lease Operating Costs

($000s, except per boe)	Three months ended March 31,
	2006	2005	% Change
Lease operating costs	609	693	(12)
Per working interest boe ($)	7.03	9.06	(22)

Lease operating costs are lower for the three months ending March 31, 2006 compared to the same period in 2005 mainly due to chemical costs that were incurred in the first quarter last year but were not incurred during the first quarter this year.

Transportation

($000s, except per boe)	Three months ended March 31,
	2006	2005	% Change
Transportation	309	172	80
Per working interest boe ($)	3.57	2.25	59

Transportation costs for the three months ended March 31, 2006 increased significantly over the same period last year due to increased transportation rates, effective with the new contract year beginning November 1, 2005, as well as the addition of transportation costs from our properties that we began taking in kind in the second half of 2005.

Operating Netbacks

($/boe)	Three months ended March 31,
	2006	2005	% Change
Petroleum and natural gas sales	43.20	39.20	10
Royalties	(5.36)	(5.73)	(6)
Net revenues	37.84	33.47	13
Lease operating costs	(6.61)	(8.29)	(20)
Transportation	(3.36)	(2.06)	63
Operating netback	27.87	23.12	21

Operating netbacks were higher for the three months ended March 31, 2006, when compared to the same quarter last year, due mainly to the increase in commodity prices.  A $4.00 increase in the average price received during the quarter, combined with small reductions in the royalty rate and the combined lease operating and transportation rate, translated into a $4.75 increase in the operating netback.

Interest and other income

($000s)	Three months ended March 31,
	2006	2005	% Change
Interest income	207	230	(10)
Other	16	8	100
Total	223	238	(6)

Interest and other income decreased 10% in the first three months of 2006 compared to the same period in 2005 as our average monthly balance of funds available for investment was lower during the period compared to last year.  This was somewhat offset by slightly higher yields in the first quarter this year versus last year.

General and Administrative

($000s, except per boe)	Three months ended March 31,
	2006	2005	% Change
General and administrative	810	576	41
Legal	16	61	(74)
Total	826	637	30
Per boe ($)	8.96	7.62	18

General and administrative costs (“G&A”), inclusive of legal expenses, were up 30% in the first quarter of this year compared to last year.  This resulted mainly from higher auditing costs, including joint venture audit costs incurred in our audit of the Kotaneelee operator, higher consulting costs incurred in relation to our SOX 404 compliance project as well as costs relating to our Arctic Islands resource project.  On a boe basis, costs were only 18% higher during the first quarter this year as our production volumes were higher than the first quarter last year.

Looking ahead, we expect costs relating to our Arctic Islands resource project to continue to increase G&A as we proceed with our detailed evaluation of our holdings.  General and administrative costs will also increase significantly if the shareholder proposal, to be voted on at our Annual General Meeting on June 8, 2006, is passed.

In prior quarters we have incurred significant administrative, auditing and legal expenses with respect to new SEC and accounting rules adopted pursuant to the Sarbanes-Oxley Act of 2002 (the “Act”).  Canadian regulators are also adopting new rules.  Such expenses are expected to continue and will likely increase, particularly due to the requirements to document, test and audit our internal controls to comply with Section 404 of the Act, and rules adopted thereunder, that are anticipated to apply to us for the first time with respect to our annual report for the fiscal year ending December 31, 2006.

No general and administrative expenses were capitalized during the first quarter of 2006 and 2005.

Depletion and Depreciation

($000s, except per boe)	Three months ended March 31,
	2006	2005	% Change
Depletion and depreciation	1,916	1,066	80
Per boe ($)	20.80	12.75	63

Depletion and depreciation expense increased 80% in the first three months of 2006 to $1.9 million from $1.1 million in the same period of 2005, mostly due to the inclusion of Kotaneelee L-38 capital costs in the depletable base during the second quarter of 2005.  Until such time as the well was placed on production, in May 2005, the well was considered a major development project and the capital costs associated with the project were excluded from the depletable base in the first quarter last year.

Asset Retirement Obligations Accretion

Asset retirement obligations accretion expense for the first three months of 2006 was $75,000 compared with $66,000 for the first three months of 2005.  The increase in the first quarter expense compared to last year relates to the inclusion of estimated retirement costs for the Kotaneelee L-38 well and the new wells at Mike/Hazel and Buick Creek.

Stock-based Compensation

Stock-based compensation expense for the three months ended March 31, 2006 was $97,000, compared to $145,000 for the same period in 2005.  The decrease is due to the number, timing and vesting of stock options granted during the respective quarters.

Foreign Exchange

A foreign exchange gain of $56,000 was recorded in the first three months of 2006, compared to a gain of $21,000 in the first quarter last year on our U.S. dollar investments.

With the relative volatility between the U.S and Canadian dollar, we expect to record further foreign exchange gains or losses in the future, but cannot predict either with certainty.  The value of the Canadian dollar was U.S. $.8220 at March 31, 2005 compared to U.S. $.8568 at March 31, 2006 and U.S. $.9014 on May 10, 2006.

Income Taxes

An income tax recovery of $2,000 was recognized in the first quarter of 2006 as compared to an income tax provision of $170,000 in the first quarter of 2005.  This recovery is only 3% of the net loss incurred before income taxes, compared to the expected rate of 37%, due to the high proportion of non-tax deductible stock-based compensation expense in relation to the net loss for the quarter. Our effective tax rate for the first quarter of 2005 was 61%, high again due the high proportion of stock-based compensation expense.

Liquidity and Capital Resources

The oil and gas business is inherently risky and capital intensive and can require significant capital and cash resources to expand by growing reserves, production and cashflow.  Our strong financial position relative to most of our peers provides us with the ability to withstand volatile natural gas prices and to be able to capitalize on opportunities when they become available.  At March 31, 2006, we had no bank debt and approximately $24 million of cash and cash equivalents.  These funds are expected to be used for oil and gas exploration and development activities and for general corporate purposes.

Cash flow provided from operating activities during the first quarter of 2006 was $3.4 million compared to $2.1 million during the first quarter of 2005.

($000s)
Funds from operations	2,019
Net changes in accounts receivable and other	1,503
Net changes in current liabilities	(96)
Net changes in current income taxes payable	-
Cash flow from operating activities	3,426

Our current cash flow from oil and gas operations is mainly derived from the Kotaneelee field.  Net field level receipts from Kotaneelee represented approximately 60% of our total net field receipts for the quarter ended March 31, 2006, compared to 53% in the same period of 2005.

Notwithstanding that the recently drilled Kotaneelee L-38 well has continued to produce at a steady gross production rate of approximately 17 mmcf/d with little water during its first twelve months, previously experienced annual production declines in the range of 25% to 30% and increased water production in the field’s older wells remain a significant concern to us.  The field continues to experience an overall decrease in reservoir pressure, which decreases the ability of the older wells to lift water, and results in a decrease in gas production.

In January 2006, the operator at Kotaneelee implemented certain production optimization techniques in an attempt to reduce the production declines at B-38 and I-48.  They were successful in temporarily arresting the decline at B-38 where gross production actually increased from 600 mcf/d at the end of January 2006 to approximately 1,900 mcf/d on May 3, 2006.  We expect that this short-term trend will not continue to increase B-38 production rates materially, and that the well will stabilize and then re-commence its normal decline.  At I-48 however, the well appears to be close to or at the end of its economic life from the Nahanni Formation.

In an effort to address the risks associated with our dependence on Kotaneelee production, we have directed considerable resources toward other areas with the objective of diversifying our cash flow, production, and proven reserve base.  This includes evaluating and acquiring new mineral leases in areas of interest, acquisition of either trade or proprietary 2-D and 3-D seismic and evaluating certain asset and corporate acquisitions.  Given the high cost of acquisitions and their related reserves in current market conditions, we have concentrated our attention on reserves growth through exploration and development.

Our northeast British Columbia properties are not as risky as Kotaneelee, but cannot be considered low risk due to depth of drilling, limited period of access to surface locations, and related costs.

We drilled two Company-operated wells in the Mike/Hazel area of northeast British Columbia during the winter 2004/2005 drilling/construction season.  The cost to drill, complete and test the A-19-L and A-81-H wells were approximately $5.9 million and $2.6 million respectively.  During the first quarter of 2006, we have tied them in, at an estimated cost of $1.7 million, and placed them on production.  Also during the first quarter, we drilled a 100% interest well at Mike/Hazel a-A21-I/94-H-3.  The well did not have economic quantities of hydrocarbons, therefore it was considered dry and abandoned.

Late in the third quarter of 2005, we drilled and completed Buick Creek d-60-C/94-A-14, and in the first quarter of 2006, tied it in at an estimated cost of $500,000.  The well commenced production at the beginning of April 2006.

During the quarter ended March 31, 2006, we expended $4.4 million on capital additions as summarized below:

Capital Expenditures ($000s)	Three months ended March 31,
	2006	2005	% Change
Land and acquisitions	369	1,342	(72)
Geological and geophysical	308	373	(18)
Drilling and completion	1,636	7,938	(79)
Facilities and equipment	2,042	214	855
Other	7	16	(58)
Total capital expenditures	4,361	9,883	(56)

The potential for significant cost overruns exists in the oil and gas industry, especially in the current environment where high demand for services has been experienced during the last two years.

We expect the remainder of our 2006 capital expenditure budget of $25 million to be funded by internally generated cash flows and current cash on hand.

A significant portion of our capital resources is cash and until such time that these funds are required for our capital expenditures, acquisitions or operations, they are invested in short term investments.

We utilize the guidance provided from the Dominion Bond Rating Service Limited (“DBRS”) Commercial Paper and Short Term Rating Scale in evaluating our investments.  DBRS is one of the benchmark rating services for money market securities in Canada (as are Standard & Poor’s and Moody’s in the U.S.).  This rating scale is meant to give an indication of the risk that the borrower will not fulfill its repayment obligations in a timely manner.  DBRS utilizes three main classifications of investment quality; “R-1” (prime credit quality), “R-2” (adequate credit quality), and “R-3” (speculative).  Within each main classification, DBRS uses subset grades to designate the relative standing of credit within the particular category (“high”, “mid” or “low”).  As an example, Government of Canada guaranteed investments earn an “R-1 high” rating.

To ensure capital preservation, our current policy mandates that we invest in products with a minimum investment grade of R-1 low.  Given that credit ratings can change rapidly in today’s economy, our current practice is to invest in a particular investment for periods of no longer than 90 days.  As a result of the strategy to select high quality investments in combination with short terms to maturity, we expect to hold the investments to maturity, and realize full maturity value.

Additional information

Additional information relating to Canada Southern may be found on our website at www.cansopet.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This document contains certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2005 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

(unaudited)

	Note	March 31, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	2	$ 23,874,611	$ 23,704,819
Accounts receivable		1,588,794	3,058,252
Other assets		943,130	976,632
		26,406,535	27,739,703

Oil and gas properties and equipment	3	36,504,666	34,059,467

Total assets		$ 62,911,201	$ 61,799,170

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable		$ 1,865,119	$ 1,915,808
Accrued liabilities		2,425,882	1,366,467
		4,291,001	3,282,275

Future income tax liability		3,737,864	3,739,864
Asset retirement obligations	4	3,214,331	3,141,115
		11,243,196	10,163,254

Shareholders’ equity
Share capital	5	15,152,207	15,152,207
Contributed surplus	5	29,364,526	29,267,655
Retained earnings		7,151,272	7,216,054
		51,668,005	51,635,916

Total liabilities and shareholders’ equity		$ 62,911,201	$ 61,799,170

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS

(in Canadian dollars)

(unaudited)

		Three months ended March 31,
	Note	2006	2005

Revenues
Petroleum and natural gas sales		$ 3,980,047	$ 3,277,665
Royalties		(494,147)	(478,703)
		3,485,900	2,798,962
Interest and other income		223,088	237,876
		3,708,988	3,036,838

Expenses
Lease operating costs		609,041	692,971
Transportation	1	309,410	172,539
General and administrative		825,677	637,039
Depletion and depreciation		1,916,000	1,066,000
Asset retirement obligations accretion	4	75,000	66,000
Stock-based compensation	5	96,871	144,850
Foreign exchange gains		(56,229)	(20,723)
		3,775,770	2,758,676
Income (loss) before income taxes		(66,782)	278,162

Income tax recovery (expense)		2,000	(170,000)
Net income (loss)		(64,782)	108,162

Retained earnings – beginning of period		7,216,054	3,657,637
Retained earnings – end of period		$ 7,151,272	$ 3,765,799

Net income (loss) per share:	6
Basic		$ (-)	$ 0.01
Diluted		$ (-)	$ 0.01

Average number of shares outstanding:
Basic		14,496,165	14,417,770
Diluted		14,496,165	14,486,166

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

(unaudited)

		Three months ended March 31,
	Note	2006	2005

Cash flow from operating activities:
Net income (loss)		$ (64,782)	$ 108,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation		1,916,000	1,066,000
Asset retirement obligations accretion		75,000	66,000
Asset retirement expenditures		(1,784)	(256)
Stock-based compensation		96,871	144,850
Future income tax expense		(2,000)	170,000
Funds from operations		2,019,305	1,554,756

Change in non-cash working capital	7	1,406,313	587,529
		3,425,618	2,142,285

Cash flow used in investing activities:
Additions to oil and gas properties and equipment		(4,361,199)	(9,882,806)
Change in non-cash working capital	7	1,105,373	2,336,684
		(3,255,826)	(7,546,122)

Cash flow from financing activities:
		-	-

Increase (decrease) in cash and cash equivalents		169,792	(5,403,837)

Cash and cash equivalents - beginning of period		23,704,819	39,353,717
Cash and cash equivalents - end of period	2	$ 23,874,611	$ 33,949,880

See accompanying notes.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(in Canadian dollars)

(unaudited)

1.

Summary of significant accounting policies

Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements, including the accounts of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) and its wholly-owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2005.  The effect of differences between these principles and accounting principles generally accepted in the United States (“U.S. GAAP”) is discussed in Note 8.  Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended December 31, 2005.

Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the current year’s financial statement presentation.

2.

Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less from the date of acquisition to be cash equivalents.  Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	March 31, 2006	December 31, 2005
Cash	$ 601,713	$ 213,806
Canadian marketable securities (yield: 2006 - 3.7%; 2005 - 3.3%)	19,992,528	20,818,947
U.S. marketable securities (yield: 2006 - 4.9%; 2005 – 4.3%)	3,280,370	2,672,066
Total	$ 23,874,611	$ 23,704,819

3.

Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at March 31, 2006 and December 31, 2005:

	Cost	Accumulated Depletion and Depreciation	Net Book Value

Balance, March 31, 2006
Oil and gas properties (Canada)	$ 64,644,780	$ 28,266,766	$ 36,378,014
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	65,963,998	29,585,984	36,378,014
Office equipment	273,004	146,352	126,652
	$ 66,237,002	$ 29,732,336	$ 36,504,666

Balance, December 31, 2005
Oil and gas properties (Canada)	$ 60,290,155	$ 26,356,767	$ 33,933,388
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	61,609,373	27,675,985	33,933,388
Office equipment	266,430	140,351	126,079
	$ 61,875,803	$ 27,816,336	$ 34,059,467

As at March 31, 2006, there were $3,218,909 (December 31, 2005 – $2,908,201) of capital assets relating to unproved properties which have been excluded from the depletion calculation.

During the first quarter of 2006 and 2005, no indirect general and administrative expenses were capitalized.

4.

Asset retirement obligations

	March 31, 2006	December 31, 2005

Balance – beginning of period	$ 3,141,115	$ 2,675,743
Liabilities incurred, net of dispositions	-	420,042
Accretion	75,000	256,000
Changes in estimate	-	(203,000)
Asset retirement expenditures	(1,784)	(7,670)
Balance – end of period	$ 3,214,331	$ 3,141,115

The total undiscounted amount of the cash flows required to settle the Company’s asset retirement obligation is estimated to be $4.5 million.

The estimated asset retirement obligations are based upon the Company’s net ownership interest in each well and facility, estimated costs to abandon and reclaim those wells and facilities, and the anticipated timing of such expenditures.

The estimated cash flows have been discounted using credit-adjusted risk-free interest rates ranging from 5.5% to 11%.  These payments are expected to be incurred between the years 2007 and 2024.

5.

Share capital

Authorized

Unlimited common shares

Unlimited first preferred shares

Unlimited second preferred shares

Issued

Common shares	Number of Shares	Share Capital	Contributed Surplus
Outstanding at December 31, 2004	14,417,770	$ 14,417,770	$ 29,014,151
Stock-based compensation	-	-	511,449
Issued on exercise of options	78,395	476,492	-
Transfer from contributed surplus on exercise of options	-	257,945	(257,945)
Outstanding at December 31, 2005	14,496,165	15,152,207	29,267,655
Stock-based compensation	-	-	96,871
Outstanding at March 31, 2006	14,496,165	$ 15,152,207	$ 29,364,526

Stock options

Under the terms of Canada Southern’s 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant options to purchase common shares at prices based on the market price of the shares as determined on the date of the grant.  The options are normally issued for a period of five years from the date of grant.  Vesting provisions vary for each grant and are determined at the date of grant.

There were no stock option transactions for the three months ended March 31, 2006.

As at March 31, 2006, there were 262,834 common shares reserved for future issuance under the stock option plans.

The following table summarizes information about stock options outstanding at March 31, 2006:

Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$ 5.50 to 5.99	45,000	3.5	$ 5.94	45,000	$ 5.94
$ 6.00 to 6.49	100,000	3.0	6.21	50,000	6.21
$ 6.50 to 6.99	201,605	2.4	6.76	144,939	6.85
$ 7.53	100,000	0.8	7.53	100,000	7.53
$ 8.17	50,000	4.3	8.17	16,667	8.17
$ 8.64	60,000	3.7	8.64	39,998	8.64
$ 5.50 to 8.64	556,605	2.6	$ 7.06	396,604	$ 7.07

As at May 8, 2006, there were 14,496,165 common shares and 556,605 stock options outstanding.

6.

Net income per share

The following table outlines the calculation of basic and diluted net income (loss) per share using the treasury stock method:

	Three months ended March 31,
	2006	2005

Net income (loss)	$ (64,782)	$ 108,162

Weighted average common shares outstanding	14,496,165	14,417,770
Effect of dilutive stock options	-	68,396
	14,496,165	14,486,166

Basic net income (loss) per share	$ (-)	$ 0.01
Diluted net income (loss) per share	$ (-)	$ 0.01

7.

Supplemental disclosure of cash flow information

Changes in non-cash working capital were as follows:

	Three months ended March 31,
	2006	2005
Decrease (increase) in non-cash working capital:
Accounts receivable	$ 1,469,458	$ 860,057
Other assets	33,502	(63,044)
Accounts payable	(50,689)	2,010,853
Accrued liabilities	1,059,415	441,347
Accrued income taxes payable	-	(325,000)
Net change in non-cash working capital	$ 2,511,686	$ 2,924,213
Relating to:
Operating activities	$ 1,406,313	$ 587,529
Investing activities	1,105,373	2,336,684
	$ 2,511,686	$ 2,924,213

Other cash flow information:

	Three months ended March 31,
	2006	2005
Cash interest paid	$ 642	$ 284
Cash taxes paid	$ -	$ 325,000

8.

U. S. GAAP differences

In the three months ended March 31, 2006 and 2005 there were no Canadian/U.S. GAAP differences impacting the Company’s net income (loss) or net income (loss) per share.  The following table reconciles other comprehensive income:

	Three months ended March 31,
	2006	2005

Net income (loss) – Canadian GAAP and U.S. GAAP	$ (64,782)	$ 108,162
Change in value of available for sale securities (a)	22,514	20,429
Other comprehensive income (loss)	$ (42,268)	$ 128,591

The balance sheet information for the Canadian and U.S. GAAP differences is summarized in the table below:

	March 31, 2006		December 31, 2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets (a)	$ 26,406,535	$ 26,492,873	$ 27,739,703	$ 27,797,177
Oil and gas properties and equipment	36,504,666	36,504,666	34,059,467	34,059,467
	$ 62,911,201	$ 62,997,539	$ 61,799,170	$ 61,856,644

Current liabilities	$ 4,291,001	$ 4,291,001	$ 3,282,275	$ 3,282,275
Future income tax liability (a)	3,737,864	3,744,214	3,739,864	3,733,162
Asset retirement obligations	3,214,331	3,214,331	3,141,115	3,141,115
Share capital and contributed surplus	44,516,733	44,516,733	44,419,862	44,419,862
Retained earnings	7,151,272	7,151,272	7,216,054	7,216,054
Accumulated other comprehensive income (a)	-	79,988	-	64,176
	$ 62,911,201	$ 62,997,539	$ 61,799,170	$ 61,856,644

 (a)

Other comprehensive income

The Company holds shares in a company listed on the London Stock Exchange with a fair market value of $86,338 (December 31, 2005 - $57,474) and a carrying value of $1.00.  Under U.S. GAAP, the shares would be classified as available-for-sale securities and recorded at fair value at March 31, 2006.  This would result in other comprehensive income for the three month periods ended March 31, 2006 and 2005.  In addition, the balance sheet would reflect Marketable Securities in the amount of $86,338 (December 31, 2005 - $57,474) with a corresponding credit of $79,988 (December 31, 2005 – $64,176) to Shareholders’ Equity – Accumulated other comprehensive income in the same amount.  The difference is an adjustment to Future Income Tax Liability of ($6,350) (December 31, 2005 – $6,702).

9.

Subsequent Event

On May 11, 2006, an announcement was made by Petro-Canada that they intend to make an unsolicited cash offer of US$7.50 per share for all of the outstanding shares of the Company.  The Company has retained CIBC World Markets Inc. as its financial advisor in connection with the proposed offer.

Corporate Information

Directors
Richard C. McGinity (1) (2) (4) School Street Capital Group Crowheart, Wyoming
Donald E. Foulkes (1) (2) (3) (4) AltaCanada Energy Corp. Calgary, Alberta
Myron F. Kanik (1) (2) (3) (4) Kanik & Associates Ltd. Calgary, Alberta
Raymond P. Cej (1) (2) (3) (4) BA Energy Inc. Calgary, Alberta
John W.A. McDonald Canada Southern Petroleum Ltd. Calgary, Alberta

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Operations Committee
(4) Member of the Compensation Committee
Officers
John W.A. McDonald President & Chief Executive Officer
Randy L. Denecky Vice President Finance & Chief Financial Officer
Patrick C. Finnerty Corporate Secretary

Head Office
250, 706 – 7th Avenue SW Calgary, AB T2P 0Z1 Tel: (403) 269-7741 Fax: (403) 261-5667 Email: info@cansopet.com
Website
www.cansopet.com
Auditors
Ernst & Young LLP Suite 1000, Ernst & Young Tower 440 – 2nd Avenue SW Calgary, AB T2P 5E9 www.ey.ca
Legal Counsel
Canada Blake, Cassels & Graydon LLP Suite 3500, East Tower, Bankers Hall 855 – 2nd Street SW Calgary, AB T2P 4J8
United States Murtha Cullina LLP 29th Floor, City Place I 185 Asylum Street Hartford, CT 06103-3469
Evaluation Engineers
GLJ Petroleum Consultants Ltd. 4100, 400 – 3rd Avenue SW Calgary, AB T2P 4H2
Stock Transfer Agent
American Stock Transfer & Trust 59 Maiden Lane New York, NY 10038 Tel: (800) 937-5449
Stock Exchange Listing
NASDAQ: CSPLF The Toronto Stock Exchange: CSW

Abbreviations
bbl	barrels
bbl/d	barrels per day
mbbl	1,000 barrels
boe	barrels of oil equivalent (6:1)
boe/d	barrels of oil equivalent per day (6:1)
mboe	1,000 Barrels of oil equivalent (6:1)
mcf	1,000 cubic feet
mcf/d	1,000 cubic feet per day
mmcf	1,000,000 cubic feet
mmcf/d	1,000,000 cubic feet per day
bcf	billion cubic feet
NGL	natural gas liquids